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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )

Highbury Financial Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42982Y109

(CUSIP Number)

January 26, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Context Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) x

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 813,500
7. Sole Dispositive Power 0
8. Shared Dispositive Power 813,500

9. Aggregate Amount Beneficially Owned by Each Reporting Person 813,500

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 8.4%

12. Type of Reporting Person (See Instructions)

OO

IA

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Michael S. Rosen

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) x

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 813,500
7. Sole Dispositive Power 0
8. Shared Dispositive Power 813,500

9. Aggregate Amount Beneficially Owned by Each Reporting Person 813,500

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 8.4%

12. Type of Reporting Person (See Instructions)

IN

HC

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William D. Fertig

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) x

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 813,500
7. Sole Dispositive Power 0
8. Shared Dispositive Power 813,500

9. Aggregate Amount Beneficially Owned by Each Reporting Person 813,500

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 8.4%

12. Type of Reporting Person (See Instructions)

IN

HC

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Context Convertible Arbitrage Offshore Ltd.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) x

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 594,150
7. Sole Dispositive Power 0
8. Shared Dispositive Power 594,150

9. Aggregate Amount Beneficially Owned by Each Reporting Person 594,150

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 6.2%

12. Type of Reporting Person (See Instructions)

CO

________

Item 1.

(a) Name of Issuer

Highbury Financial Inc.

(b) Address of Issuer's Principal Executive Offices

999 Eighteenth Street, Suite 3000, Denver, CO 80202

Item 2.

(a) The names of the persons filing this statement are:

Context Capital Management, LLC ("LLC")

Michael S. Rosen ("Rosen")

William D. Fertig ("Fertig")

Context Convertible Arbitrage Offshore Ltd. ("Fund")

(collectively, the "Filers").

(b) The principal business office of LLC, Rosen and Fertig is located at:

12626 High Bluff Drive, Suite 440, San Diego, CA 92130

The principal business office of Fund is located at:

c/o Hedgeworks Fund Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock"), included within 813,500 units purchased by the Filers. Each unit consists of one share of common stock and two warrants, each to purchase one share of common stock.

(e) The CUSIP number of the Issuer is: 42982Y109

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (with respect to LLC).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (with respect to Rosen and Fertig).

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

LLC is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Rosen is the Co-Chairman, Chief Executive Officer and Manager of LLC. Fertig is the Co-Chairman and Chief Investment Officer of LLC. Fund is a Cayman Islands corporation of which LLC is the investment adviser. No single client of LLC, other than Fund, holds more than five percent of the outstanding Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

LLC, Rosen and Fertig constitute a group as defined in Rule 13d-5(b)(1) and disclaim membership in a group with any other person or entity. Fund is filing jointly and disclaims membership in a group. The filing of this Schedule 13G on behalf of Fund should not be construed as an admission that it is, and Fund disclaims that it is, the beneficial owner of any of the Stock covered by this Schedule 13G.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

The following certification is made by Fund:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The following certification is made by LLC, Rosen and Fertig:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2006

CONTEXT CAPITAL MANAGEMENT, LLC By: /s/ Michael S. Rosen Print Name: Michael S. Rosen Title: Manager
/s/ Michael S. Rosen Michael S. Rosen	/s/ William D. Fertig William D. Fertig

CONTEXT CONVERTIBLE ARBITRAGE OFFSHORE LTD. By: Context Capital Management, LLC Attorney-in-fact By: /s/ Michael S. Rosen Print Name: Michael S. Rosen Title: Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Context Capital Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: February 6, 2006

MICHAEL S. ROSEN /s/ Michael S. Rosen	WILLIAM D. FERTIG /s/ William D. Fertig

CONTEXT CAPITAL MANAGEMENT, LLC By: /s/ Michael S. Rosen, Manager

CONTEXT CONVERTIBLE ARBITRAGE OFFSHORE LTD. By: Context Capital Management, LLC Attorney-in-fact By: /s/ Michael S. Rosen, Manager